  Exhibit 99.1

High Tide Reports Third Quarter 2023 Financial Results Featuring Positive Free Cash Flow of $4.1 Million and Fourth Consecutive Quarter of Record Revenue and Adjusted EBITDA of $124.4 Million and $10.2 Million, Respectively

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated August 31, 2023, to its short-form base shelf prospectus dated August 3, 2023.

  The Company Has Achieved Positive Free Cash Flow1 of $4.1 Million This Quarter, in Advance of its Previously Stated Goal to Reach This Milestone by December 2023
  Same-Store Sales Increased by 19% Year-Over-Year and 8% Sequentially. Calculated Daily Same-Store Sales Increased by 5%, Representing the Eighth Consecutive Quarter of Same-Store Sales Growth
  The Company Remains the Largest Non-Franchised Cannabis Retailer in Canada With 156 Locations and Surpasses 1.1 Million Cabana Club Members, Including 3 Million US Customers and a Global Customer Database Surpassing 4.6 Million
  The Company Further Enhanced the Growth Trajectory of its Cabana ELITE Paid Membership Program Which Grew to Over 18,800 Members as of Today, Representing a 39% Increase from Q2, Growing at a Faster Pace Than the Previous Two Quarters
  14th Straight Quarter of Positive Adjusted EBITDA2 of $10.2 Million, Representing Increases of 140% Year-Over-Year and 55% Sequentially, Including a One-Time Return of $2.4 Million From Manitoba's SRF
  High Tide Maintains Canadian Cannabis Retail Market Share Excluding Quebec3 at 9.5%, Through Continued Organic Growth
  High Tide Remains the Highest Revenue Generating Cannabis Company Reporting in Canadian Dollars4, and is the Fastest Growing Retailer in the Americas as Reported by The Financial Times5
__________________________________________________
[1] Free Cash Flow is a non-IFRS measure. This measure as well as other non-IFRS measures reported by the Company, are defined in the EBITDA and Free Cash Flow sections of this news release

[2]Adjusted EBITDA is a non-IFRS financial measure

[3]Based on Statistics Canada for the months of May 2023 & June 2023 and Hifyre data for July 2023, excluding the province of Quebec

[4]Based on reporting by New Cannabis Ventures as of September 14, 2023. For the New Cannabis Ventures' senior listing, segmented cannabis-only sales must generate more than US$25 million per quarter (CAD$31 million) – for full details, see: https://www.newcannabisventures.com/cannabis-company-revenue-ranking/

[5]https://www.ft.com/americas-fastest-growing-companies-2023

CALGARY, AB, Sept. 14, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, released today its financial results for the third fiscal quarter of 2023 ended July 31, 2023, the highlights of which are included in this news release. The full set of consolidated financial statements for the three and nine months ended July 31, 2023, and the accompanying management's discussion and analysis can be accessed by visiting the Company's website at www.hightideinc.com, its profile pages on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

Third Fiscal Quarter 2023 – Financial Highlights:

  Revenue increased to $124.4 million in the third fiscal quarter of 2023 compared to $95.4 million during the same period in 2022, representing an increase of 30% year-over-year and 5% sequentially
  Free cash flow was $4.1 million in the third fiscal quarter of 2023 compared to ($2.0)
  million in the second fiscal quarter of 2023, and totalled $1.3 million for the first nine months of this fiscal year. This significant improvement was mainly driven by the rapid increases in the Company's same-store sales growth resulting from the continued momentum of its discount club model and its strong focus on implementing cost control measures
  Gross profit increased to $34.6 million in the third fiscal quarter of 2023 compared to $25.8 million during the same period in 2022, representing an increase of 34% year-over-year and 10% sequentially
  Gross profit margin in the three months ended July 31, 2023, was 28%, consistent with previous several quarters. The Company notes that gross margins earned in its bricks-and-mortar stores once again ticked higher sequentially
  Adjusted EBITDA² increased to $10.2 million (including a one-time return of $2.4 million from Manitoba's SRF) in the third fiscal quarter of 2023 compared to $4.2 million during the same period in 2022 and $6.6 million in the second fiscal quarter of 2023, representing an increase of 140% year-over-year and 55% sequentially
  Continued cost-saving measures implemented by the Company resulted in a decrease in general and administrative expenses as a percentage of revenue to 5.2% in the third fiscal quarter of 2023, an improvement from 6.6% during the same period in 2022 and was consistent sequentially
  Salaries, wages and benefits represented 11.1% of revenue in the third fiscal quarter of 2023, showcasing an improvement from 12.0% during the same period in 2022 and 11.8% sequentially. This was achieved by realizing operating efficiencies, including the initial benefits from implementing the Fastendr technology in the Company's stores
  Sales from Cabanalytics business data and insights platform increased to $6.5 million in the third fiscal quarter of 2023 from $5.5 million during the same period in 2022, representing an increase of 19% year-over-year and 3% sequentially
  For locations operational throughout the third fiscal quarter of 2023 and 2022, same-store sales increased by 19% year-over-year and 8% sequentially. Calculated daily same-store sales increased by 5%, representing the eighth consecutive quarter of same-store sales growth
  The Company continued the rollout of ELITE, the first-of-its-kind cannabis paid loyalty program in Canada, with membership reaching over 18,800 members as of today, representing an increase of 5,300 members or 39% since June 13, 2023, growing at a faster pace than the previous two quarters
  Loss from operations, which included $8.5 million of non-cash depreciation and amortization expenses improved to ($0.7) million in the third fiscal quarter of 2023, compared to ($4.7) million during the same period in 2022, and ($2.6) million sequentially, representing a reduction in losses of 86% and 75%, respectively
  Net loss was ($3.6) million in the third fiscal quarter of 2023, compared to ($2.7) million during the same period in 2022 and ($1.6) million sequentially, driven by a decrease in income arising from revaluation of derivative liabilities during this quarter
  Cash on hand as of July 31, 2023, totalled $25.7 million, compared to $18.3 in the same period of 2022, representing an increase of 40% year-over-year and 14% sequentially without obtaining any external funding during the quarter and spending over $1 million on capital expenditures

"I'm thrilled to report that our third fiscal quarter was the best in High Tide's history since our inception, as we met our goal of generating positive free cash flow of $4.1 million this quarter, five months ahead of our previously communicated timeline and hence becoming less reliant on macro and industry conditions. This record FCF generation was a result of continued increases in our same-store sales growth, which have continuously outpaced the national average and totalled a tremendous 114% over the last seven quarters. This quarter also included record revenue and adjusted EBITDA for our Company, including reaching almost half a billion dollars in annual run-rate sales. Through our laser-focused execution, we continue to prove the strength of our innovative discount club model, which, in our opinion, is the best cannabis retail concept in the country. The Canna Cabana brand continues to gain popularity and is fast becoming a household name in Canada, given that our average store in the country now generates $2.8 million versus the national average of our peers, excluding Quebec, which is just $1.2 million. Our core bricks-and-mortar business line is supported by our uniquely diversified cannabis ecosystem and over 4.6 million global customers in Canada, US, UK and the EU. Our ELITE customer base growth accelerated during this quarter, as we continue to focus on more in-store ELITE offerings and related inventory," said Raj Grover, President and Chief Executive Officer of High Tide.

"As announced earlier today, we continue to innovate, amplify and extract additional value from our existing data insights infrastructure with the launch of 'Cabanalytics Consumer Insights,' or 'CCI,' which will provide our club members with robust data on consumer behaviour regarding the most current, hottest cannabis as well as ancillary products and brands through a magazine-style, monthly digitized publication. CCI is an extension of our highly successful Cabanalytics business and data insights platform, which will now be distributed to our ever-increasing membership base of over 1.1 million loyal ELITE and Cabana Club members here in Canada and eventually extended to our unmatched global customer database of 4.6 million including three million US customers. Subject to applicable regulatory approvals, this presents another high-margin opportunity for our company through targeted ad revenue generation, which will also help to further solidify the loyalty loop with our club members as well as product innovators, brand manufacturers and licensed producers. Gross margins have remained stable for several quarters, and our general and administrative expenses have continued to come down as a percentage of revenue for the last few quarters and over the past few years. Our over a decade-long industry experience, innovative thinking, and operational mindset with a strong focus on cost controls have led to superior profitability metrics with every passing quarter. I'm also excited about the recent news coming out of the US concerning the potential rescheduling of cannabis and the possibility of a Senate Banking Committee markup of the SAFE Banking Act within the next month. We are highly confident we'll be able to move swiftly into the US with our tried, tested and perfected, innovative discount club model. I couldn't be more proud of our team for their focus, dedication and hard work this past quarter to get us where we are today. However, with the US and German potential cannabis opportunities on the horizon, we are only just getting started, and the best is yet to come for High Tide," added Mr. Grover.

Third Fiscal Quarter 2023 – Operational Highlights (May 1- July 31):

  Organic retail store expansion continued with 2 new Canna Cabana locations: 1 in Alberta and 1 in Ontario
  The Company held its Annual General and Special Meeting of Shareholders, where all members of the Board of Directors were re-elected with near unanimous support
  The Company continues to have higher-margin Cabana Cannabis Co products in Saskatchewan, Manitoba and Ontario, with 13 white-label SKUs currently being sold in these markets
  The Company maintained its status as the highest revenue-generating cannabis company in Canada⁴

Subsequent Events (August 1 - present):

  As of September 14, 2023 memberships in the Cabana Club loyalty program have increased to over 1.1 million up from 750,000 members as of September 14, 2022, and 1,040,000 as of June 14, 2023, representing an increase of 47% year-over-year and 6% sequentially
  As of September 14, 2023 ELITE memberships have grown to over 18,800 members up 5,300 from 13,500 as of June 14, 2023, representing an increase of 39% sequentially
  Organic retail store expansion continued with 2 new Canna Cabana locations in Ontario
  The Company filed a $100 million final short form base shelf prospectus which includes an at-the-market (ATM) equity offering program that allows the Company to issue up to $30 million (or the equivalent in U.S. dollars) of common shares from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements. The Company notes that its previous ATM program expired with approximately 75% of the facility undrawn
  On August 1, 2023, the Company appointed Sergio Patino as permanent Chief Financial Officer
  The Company now sponsors 312 children internationally, through World Vision as per its previously stated commitment to sponsor two children for every new store opened

Selected financial information for the third quarter ended July 31, 2023:

(Expressed in thousands of Canadian Dollars)

	Three months ended July 31			Nine Months Ended July 31
	2023	2022	Change	2023	2022	Change
	$			$
Revenue	124,352	93,354	30%	360,564	248,604	45%
Gross Profit	34,578	25,755	34%	98,330	71,434	38%
Gross Profit Margin	28%	27%	1%	27%	29%	(2%)
Total Operating Expenses	(35,240)	(30,425)	(16%)	(105,551)	(89,828)	(18%)
Adjusted EBITDA	10,181	4,246	140%	22,276	9,555	133%
Loss from Operations	(662)	(4,670)	86%	(7,221)	(18,394)	61%
Net loss	(3,574)	(2,717)	(32%)	(9,147)	(18,346)	50%
Loss per share (Basic and Diluted)	(0.04)	(0.04)	0%	(0.12)	(0.31)	(61%)

The following is a reconciliation of Adjusted EBITDA to Net Loss:

	Three Months Ended July 31		Nine Months Ended July 31
	2023	2022	2023	2022
Net (loss) income	(3,574)	(2,717)	(9,147)	(18,394)
Income taxes (recovery)	204	731	(3,069)	(1,133)
Accretion and interest	1,931	1,470	5,555	4,883
Depreciation and amortization	8,493	7,182	24,179	21,920
EBITDA (1)	7,054	6,666	17,518	7,276
Foreign exchange loss (gain)	31	120	18	324
Transaction and acquisition costs	801	1,014	1.849	2,271
(Gain) loss revaluation of derivative liability	(73)	(6,078)	(2,477)	(7,331)
Loss (gain) on extinguishment of debenture	-	(140)	-	(255)
Other gains	18	-	68	-
Impairment loss	-	-	-	89
Share-based compensation	2,350	1,734	5,318	5,988
Loss (gain) on revaluation of marketable securities	-	146	(18)	409
Gain on extinguishment of financial liability	-	784	-	784
Adjusted EBITDA (1)	10,181	4,246	22,276	9,555

Note:
(1)	Earnings before interest, taxes, depreciation, and amortization ("EBITDA") and Adjusted EBITDA. These measures do not have a standardised meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company's operating performance and therefore highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Free Cash Flow (²)	Q3 2023	Q2 2023	Q1 2023
Net cash provided by (used in) operating activities	7,545	1,365	2,114
Sustaining Capex	(705)	(625)	(246)
Lease Liability Payments	(2,789)	(2,691)	(2,715)
Free Cash Flow	4,051	(1,951)	(847)

Note:
(2)	The Company defines free cash flow as net cash provided by (used in) operating activities, minus sustaining capex, minus lease liability payments. Sustaining Capex is defined as leasehold improvements and maintenance spending required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the consolidated statement of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS.

Outlook

High Tide is the largest Canadian non-franchised bricks-and-mortar cannabis retailer, with 156 Canna Cabana locations operating across the country and a loyalty base exceeding 1.1 million Cabana Club members. Earlier this year, the Company announced its goal of achieving positive free cash flow by the end of calendar 2023. The Company is pleased to report that with its strong Q3 results, it has met this goal 5 months ahead of the previously communicated timeline. Similarly, the Company discloses that its current revenue run rate exceeds $500 million and thus has achieved its goal of reaching this milestone by the end of its 2023 fiscal year.

Having demonstrated that its current operations can generate meaningful free cash flow, the Company plans to return to disciplined and responsible growth both organically and through M&A while remaining free cash flow positive, moving forward towards reaching its long-term goal of operating 250 locations across Canada.

The Company continues to generate stable gross margins, driven by its bricks-and-mortar margins ticking higher over the last six quarters. The Company plans to focus on its recently launched initiatives, such as CCI, ELITE membership sales, and higher margin white-label offerings, including the continued increased adoption of the Company's Fastendr kiosks, helping realize additional operational efficiencies leading to enhanced profitability.

The Company is encouraged by recent news coming out of the United States with respect to the potential rescheduling of cannabis and the possibility of a Senate Banking Committee markup of the SAFE Banking Act within the next month. The Company remains poised to bring its tried, tested and perfected innovative discount club model to the US market as soon as permissible.

High Tide Earnings Event Webcast

The Company will host a webcast and conference call to discuss the Financial Statements at 11:30 AM (Eastern Time) on Friday, September 15, 2023.

Webcast Link for High Tide Earnings Event:  https://events.q4inc.com/attendee/996785173

Participants may pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a webcast replay will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

Participant Details:

Joining by Telephone:

Canada (Toll-Free):                            1 833 950 0062
Canada (Local):                                  1 226 828 7575
United States (Local):                         1 404 975 4839
United States (Toll-Free):                   1 833 470 1428
Participant access code:                    457161

*Participants will need to enter the participant access code before being met by a live operator*

ATM PROGRAM QUARTERLY UPDATE

The Company's at-the-market equity offering program (the "ATM Program") that allowed the Company to issue up to $40 million (or the equivalent in U.S. dollars) of common shares from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSX Venture Exchange (the "TSXV"), expired on May 22, 2023. The Company announces that, during its third fiscal quarter ended July 31, 2023, the Company did not issue any Common Shares over the TSXV or Nasdaq Capital Market ("Nasdaq") pursuant to the ATM Program.

Effective August 31, 2023, the Company has launched the offering of a new ATM program to raise up to $30 million (or the equivalent in U.S. dollars) of common shares from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSXV. As of the date of this Press Release, no shares have been issued through this program.

The Company intends to use the net proceeds of the ATM Program if any, and at the discretion of the Company, to fund strategic initiatives, it is currently developing, to support the growth and development of the Company's existing operations, funding future acquisitions as well as working capital and general corporate purposes.

Common Shares issued pursuant to the ATM Program will be issued pursuant to a prospectus supplement dated August 31, 2023 (the "Canadian Prospectus Supplement") to the Company's final base shelf prospectus dated August 3, 2023, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the "Canadian Shelf Prospectus") and pursuant to a prospectus supplement dated August 31, 2023 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus dated August 3, 2023 (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") and filed with the U.S. Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR+ at www.sedarplus.ca, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC's website at www.sec.gov.

The ATM Program is effective until the earlier of (i) the date that all common shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or Agents.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 156 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in Canada.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in both 2021 and 2022 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding:  the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; changes in general and administrative expenses; future Business operations and activities and the timing thereof;  the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; the performance of the Company's business and the operations and activities of the Company; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein, and the Company remaining on a positive growth trajectory; same-store sales continuing to increase; the Company making meaningful increases to its revenue profile; the Company completing the development of its cannabis retail stores; the Company's ability to continue to generate consistent free cash flow from operations and from financing activities; the Company's ability to maximize shareholder value; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions, and the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the anticipated sales from continuing operations; Cabana Club and Cabana ELITE loyalty programs membership continuing to increase; the Company hitting its forecasted revenue and sales projections; the intention of the Company to complete the ATM Program and any additional offering of securities of the Company; the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program and/or any future offering; the Company's expected use of the net proceeds from the ATM Program and/or any future offering; the listing of Common Shares offered in the ATM Program and/or any future offering; the Company continuing to grow its online retail portfolio through further strategic and accretive acquisitions; the ability of the Company's initiatives, such as CCI, ELITE membership sales, and higher margin white-label offerings, including the continued increased adoption of the Company's Fastendr kiosks, to succeed and to realize additional operational efficiencies and lead to enhanced profitability; legislative changes related to the rescheduling of Cannabis in the United States occuring on the timelines indicated herein, and the ability of the Company to bring its discount club model to the US market on the timeline indicated herein.

Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-reports-third-quarter-2023-financial-results-featuring-positive-free-cash-flow-of-4-1-million-and-fourth-consecutive-quarter-of-record-revenue-and-adjusted-ebitda-of-124-4-million-and-10-2-million-respectively-301928440.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2023/14/c9085.html

%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 16:01e 14-SEP-23